
02040414

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 27 2002
WASH. D.C. 165 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-3610

ALUMAX INC. THRIFT PLANS FOR SALARIED, HOURLY AND COLLECTIVELY BARGAINED EMPLOYEES
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)

ALUMAX INC. THRIFT PLANS FOR SALARIED, HOURLY
AND COLLECTIVELY BARGAINED EMPLOYEES

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Accountants

To the Alcoa Benefits Management Committee for the
Alumax Inc. Thrift Plans for Salaried, Hourly and
Collectively Bargained Employees

In our opinion, the accompanying individual financial statements of the Alumax Inc. Thrift Plans for Salaried, Hourly and Collectively Bargained Employees (the "Plans") at December 31, 2001 and 2000 and for the year ended December 31, 2001, as listed in the accompanying index, present fairly, in all material respects, the individual net assets available for benefits at December 31, 2001 and 2000 and the individual changes in net assets available for benefits at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management, our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic individual financial statements taken as a whole. The supplemental schedules as listed in the accompanying index, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic individual financial statements. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic individual financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 10, 2002

Alumax Inc. Thrift Plans for Salaried, Hourly and Collectively Bargained Employees

Statement of Individual Plan Net Assets Available for Benefits
December 31, 2001

Assets	Alumax Salaried Plan	Alumax Hourly Plan	Alumax Collectively Bargained Plan	Total (Unaudited)
Value of interest in master trust	$ 235,363,201	$ 57,910,986	$ 4,702,396	$ 297,976,583
Loans to participants	7,058,351	3,828,056	390,497	11,276,904
Net assets available for benefits	$ 242,421,552	$ 61,739,042	$ 5,092,893	$ 309,253,487

The accompanying notes are an integral part of these financial statements.

Alumax Inc. Thrift Plans for Salaried, Hourly and Collectively Bargained Employees

Statement of Individual Plan Net Assets Available for Benefits
December 31, 2000

Assets	Alumax Salaried Plan	Alumax Hourly Plan	Alumax Collectively Bargained Plan	Total (Unaudited)
Value of interest in master trust	$ 247,569,253	$ 55,104,891	$ 3,511,572	$ 306,185,716
Loans to participants	6,606,051	3,270,893	233,163	10,110,107
Receivables:				
Participant contributions	842,154	509,877	125,898	1,477,929
Employer contributions	420,354	210,494	27,212	658,060
Total receivables	1,262,508	720,371	153,110	2,135,989
Net assets available for benefits	$ 255,437,812	$ 59,096,155	$ 3,897,845	$ 318,431,812

The accompanying notes are an integral part of these financial statements.

Alumax Inc. Thrift Plans for Salaried, Hourly and Collectively Bargained Employees

Statement of Changes in Individual Plan Net Assets Available for Benefits

Year Ended December 31, 2001

	Alumax Salaried Plan	Alumax Hourly Plan	Alumax Collectively Bargained Plan	Total (Unaudited)
Additions:				
Contributions:				
Participant	$ 10,642,332	$ 5,700,353	$ 1,384,759	$ 17,727,444
Employer	4,942,942	3,056,880	339,873	8,339,695
Total contributions	15,585,274	8,757,233	1,724,632	26,067,139
Earnings on investments:				
Net investment (loss) gain from master trust	(4,368,163)	426,076	161,247	(3,780,840)
Total additions	11,217,111	9,183,309	1,885,879	22,286,299
Deductions:				
Benefit payments to participants	25,075,738	5,852,884	536,002	31,464,624
Total deductions	25,075,738	5,852,884	536,002	31,464,624
Net (decrease) increase before transfers	(13,858,627)	3,330,425	1,349,877	(9,178,325)
Transfers to (from) plans (Note 1)	842,367	(687,538)	(154,829)	-
Net (decrease) increase	(13,016,260)	2,642,887	1,195,048	(9,178,325)
Net assets available for benefits, beginning of year	255,437,812	59,096,155	3,897,845	318,431,812
Net assets available for benefits, end of year	$ 242,421,552	$ 61,739,042	$ 5,092,893	$ 309,253,487

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General

The Alumax Inc. Thrift Plans for Salaried, Hourly and Collectively Bargained Employees (the "Plans") are trusteed defined contribution savings plans maintained pursuant to a Master Trust agreement between Alumax Inc. and the Trustee, Mellon Bank N.A. Effective February, 1, 2001, the Alcoa Benefits Management Committee, which has fiduciary authority for the Plans, removed Chase Manhattan Bank N.A. as Trustee of the Plans' assets and appointed Mellon Bank N.A., as successor Trustee.

In general, the Plans provide various investment options for amounts withheld from employees' salaries and wages and for employer contributions. Participants should refer to the Plans' agreements for a complete description of the Plans' provisions.

On March 8, 1998, Alcoa Inc. ("Alcoa") announced its intent to have AMX Acquisition Corp. ("AMX"), a 100% owned subsidiary of Alcoa, merge with Alumax Inc. (the "Company"). On June 16, 1998, following a tender offer for Company shares, AMX purchased a majority of Company shares at $50 per share. In July 1998, Alcoa acquired the remaining shares of the Company with AMX as the surviving company. Effective July 31, 1998, AMX changed its name to Alumax Inc.

Under provisions of the Plans, the Plans will remain in effect, unchanged, for a period of five years from the change in control, June 16, 1998. Any employees hired before June 16, 1998 who had less than five years of service became fully vested as of the change in control. On June 15, 1998, the Plans were amended to permit new participants in the Plans following the change in control.

Investments

Participants in the Plans can invest their contributions among various fund options, all of which are participant directed.

Contributions

Each year, participants may contribute up to 15% of base compensation on a pre-tax or after-tax basis, or a combination of both, to the Plans. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are made through payroll deductions. Contributions for certain participants may be limited due to nondiscrimination requirements of the Internal Revenue Code.

The Company contributes 75% of the first 6% of base compensation that a participant contributes to the Alumax Inc. Thrift Plan for Salaried Employees. For the Alumax Inc. Thrift Plans for Hourly and Collectively Bargained Employees, participant contributions are matched by the Company at varying rates depending on the subsidiary or location of the Company where the participant is employed. All Company contributions are made in cash.

Forfeitures
The employer contributions and the earnings on those contributions vest over a period of five years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce future Company contributions. Total forfeitures that reduced employer contributions in 2001 were $99,158 in the Alumax Inc. Thrift Plan for Salaried Employees, $60,710 in the Alumax Inc. Thrift Plan for Hourly Employees and $4,222 in the Alumax Inc. Thrift Plan for Collectively Bargained Employees.

Eligibility and Vesting
The Alumax Inc. Thrift Plans for Salaried Employees, Hourly Employees and Collectively Bargained Employees are available to eligible employees of the Company and certain subsidiary locations, which have adopted the Plans. Employees of locations that participate in the Alumax Inc. Thrift Plan for Salaried Employees are immediately eligible for plan participation. Employees of locations that participate in the Alumax Inc. Thrift Plans for Hourly Employees and Collectively Bargained Employees must complete 6 months of employment before they are eligible to participate.

The participants are fully vested in the value of their contributions at all times. Company contributions to the Plans vest according to the following schedule.

Years of Service	Vesting Percentage
Less than 2 years	0%
2 years	25%
3 years	50%
4 years	75%
5 or more years	100%

Participant Loans
Participants in the Plans may borrow from their individual account balance in the Plans. A participant can take out an additional loan once every twelve months limited to five outstanding loans at any one time. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's vested account balance or $50,000, reduced by the participant's highest outstanding loan balance during the preceding twelve months. Interest is charged on all loans at the prime rate plus 1% at the time the loan is taken out. All principal and interest repayments are credited to the individual participant's account. Additional information is available in the Plans' summary plan documents.

Payment of Benefits
Benefits are recognized when paid. On termination of service, including death, disability, or retirement, a participant may elect to receive a lump-sum payout.

2. Summary of Significant Accounting Policies

Accounting Principles
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plans.

Administrative Expenses
All funds in the Master Trust, except for the Alcoa Common Stock, are mutual funds. All mutual funds incur expenses that reduce the earnings in the fund and are reflected in the daily Net Asset Value (NAV). The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds in the Plans are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plans.

Expense ratios charged by mutual funds cover costs related to investing such as the mutual fund managers' asset management fees and costs related to administration of the mutual fund.

Administrative expenses of the Plans in excess of what is covered by the expense ratios charged by the mutual funds are paid by the Company. The administrative expenses borne by the Company are not material to the assets of the Plans.

Investment Valuation
Investments in the Master Trust are carried at fair value with the exception of guaranteed and synthetic investment contracts and deposit administration contracts, which are stated at contract value. Shares of registered investment companies are valued at the quoted net asset values of the shares held by the Master Trust at year-end. The Alcoa Common Stock within the Master Trust is valued at the average of the high and low market price on the last business day of the year. Participant loans are valued at the outstanding principal amounts at year-end, which approximate fair value.

The Master Trust holds investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) through the Vanguard Retirement Savings Trust and the Intalco Fixed Investment Contract Trust Fund. GICs and SICs are valued at contract value, which represents contributions made and interest credited less plan withdrawals and administrative expenses. GICs provide a fixed rate of return for the life of the contract. SICs operates similar to GICs, except that the assets are held by the trust rather than a separate account of the issuer and a financially responsible third party issues a "wrapper" contract for benefit responsiveness. The interest rates for SICs are based upon the yield to maturity of the underlying investment converted to an annualized interest rate. These rates may be adjusted monthly. GICs and SICs generally provide for the full repayment of principal and interest, however, upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates) the market value of the GIC or SIC, if lower than its book value, may be repaid (a Market Value Adjustment). There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The crediting interest rate and average yield of the investment contracts as of and for the years ended December 31, 2001 and 2000 are presented below:

	Crediting Interest Rate		Average Yield	
	2001	2000	2001	2000
Vanguard Retirement Savings Trust Fund (collective trust)	5.36%	6.24%	5.98%	6.19%
Intalco Fixed Investment Contract Trust Fund (Aetna Life Insurance Company)	7.49%	6.96%	7.49%	6.96%

Allocation of Investment Income

The individual Plans' interest in Master Trust investment income, as reflected in the statement of changes in individual plan net assets available for benefits, represents investment income earned by the Master Trust. Investment income is allocated daily to the individual Plans based on each participant's number of units owned within each investment fund option. Investment income of the Master Trust is comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividends and interest income earned on those investments.

Net appreciation or depreciation in the fair value of the Master Trust investments consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned, on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plans provide for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of individual plan net assets available for benefits and the statement of changes in individual plan net assets available for benefits.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value.

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the amendment of SFAS No. 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit responsive investment contracts held by defined contribution pension plans. Accordingly, the Plans have measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The SFAS No. 133 amendment project is expected to be finalized during 2002. The Plans hold no other material derivative financial instruments at December 31, 2001 or 2000.

3. Investments in Master Trust

The Plans' investments are invested in a Master Trust. The investments are held in safekeeping, under a trust arrangement, by the Trustee. Each participating plan has an undivided interest in the Master Trust.

Assets held by the Master Trust at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Master Trust Investments:		
At fair value:		
Alcoa common stock	$ 24,354,029	$ 21,187,698
Cash & cash equivalents	1,198,269	850,129
Shares of registered investment companies:		
Vanguard Money Market Prime Portfolio	35,680,942	31,164,848
Vanguard Index 500 Portfolio	68,801,330	87,348,057
Vanguard Total Bond Market Portfolio	24,914,167	20,837,881
Vanguard International Growth Portfolio	-	20,696,669
Dodge & Cox Stock Fund	-	53,175,250
Dodge & Cox Balanced Fund	-	27,546,067
Investment Company of America Fund	47,096,660	-
AMCAP Fund	1,903,235	-
New Perspective Fund	965,413	-
American Balanced Fund	29,739,813	-
Putnam OTC & Emerging Growth Fund	948,736	-
Putnam Vista Fund	1,120,780	-
Morgan Stanley Dean Witter Institutional Fund International Equity Portfolio	12,644,481	-
Morgan Stanley Dean Witter Institutional Fund Emerging Markets Portfolio	232,158	-
	249,600,013	262,806,599
At contract value:		
Deposit administration contract with Aetna Life Insurance Company	4,793,710	5,982,724
Investment in Vanguard Retirement Savings Trust	43,582,860	37,396,393
	48,376,570 (A)	43,379,117 (A)
Total investment in Master Trust	$ 297,976,583	$ 306,185,716
Percent Ownership of the Plans in the Master Trust:		
Alumax Thrift Plan for Salaried Employees	78.99 %	80.86 %
Alumax Thrift Plan for Hourly Employees	19.43 %	18.00 %
Alumax Thrift Plan for Collectively Bargained Employees	1.58 %	1.14 %
	100 %	100 %

(A) The estimated fair value of investment contracts held at December 31, 2001 and 2000 approximates $48,600,000 and $43,400,000, respectively.

Master Trust investment income for the year ended December31, 2001 is as follows:

Net appreciation/(depreciation) in Master Trust investments:	
Investment income (loss):	
Alcoa common stock	$ 1,261,058
Shares of registered investment companies	(7,497,480)
	(6,236,422)
Interest income	2,455,582
Net depreciation in Master Trust investments	$ (3,780,840)

4. Tax Status

The Alumax Inc. Thrift Plan for Salaried Employees received its latest determination letter dated April 9, 1996. The Alumax Thrift Plan for Hourly Employees received its latest determination letter dated February 6, 1997. The Alumax Thrift Plan for Collectively Bargained Employees received its latest determination letter dated February 11, 1999. The Internal Revenue Service stated that the Plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code. The Plans have been amended since receiving the determination letters. However, the Plans' administrator and Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plans will be distributed to the participants in proportion to their respective account balances.

In 2002, the Plans were submitted to the IRS for a letter of determination of qualification upon restatement to incorporate the applicable amendments for the Retirement Protection Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business and Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the IRS Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 ("GUST"), and other plan amendments enacted since the last restatement. The Plans' administrator and tax/benefits counsel believe that a letter of qualification will be issued.

Alumax Inc. Thrift Plans for Salaried, Hourly and Collectively Bargained Employees
Schedule of Plan Participation in Master Trust Investment Accounts
December 31, 2001

Plan Name	EIN Number	Plan Number	Master Trust Investment Accounts in which Plan Participates
Alumax Thrift Plan for Salaried Employees	25-1813098	002	196-177, 196,180, 196-181 196-182, 196,183, 196-184 196-185, 196,186, 196-187 196-188, 196,189, 196-190 196-191,196-192
Alumax Thrift Plan for Hourly Employees	25-1813098	007	196-177, 196,180, 196-181 196-182, 196,183, 196-184 196-185, 196,186, 196-187 196-188, 196,189, 196-190 196-191
Alumax Thrift Plan for Collectively Bargained Employees	25-1813098	008	196-177, 196,180, 196-181 196-182, 196,183, 196-184 196-185, 196,186, 196-187 196-188, 196,189, 196-190 196-191

Alumax Inc. Thrift Plans for Salaried, Hourly and Collectively Bargained Employees

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes

December 31, 2001

Plan	Identity of Issuer	Investment	Current Value
Alumax Thrift Plan for Salaried Employees	Participant loans	Loans receivable from Plan participants (interest rate at 5.75-10.50%)	$ 7,058,351
Alumax Thrift Plan for Hourly Employees	Participant loans	Loans receivable from Plan participants (interest rate at 5.75-10.50%)	$ 3,828,056
Alumax Thrift Plan for Collectively Bargained Employees	Participant loans	Loans receivable from Plan participants (interest rate at 5.75-10.50%)	$ 390,497
			$ 11,276,904

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alumax Inc. Thrift Plans for Salaried, Hourly and Collectively Bargained Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALUMAX INC. THRIFT PLANS FOR SALARIED, HOURLY AND COLLECTIVELY BARGAINED EMPLOYEES



R. B. Kelson
Benefits Management Committee Member



T. S Mock
Benefits Management Committee Member



A. H. Petrie
Benefits Management Committee Member

June 20, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-91331) of Alcoa Inc. of our report dated May 10, 2002, relating to the financial statements of the Alumax Inc. Thrift Plans for Salaried, Hourly and Collectively Bargained Employees, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2002